UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-40552

NYXOAH SA

(Translation of registrant’s name into English)

Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Nyxoah SA

Chief Financial Officer Transition

On September 21, 2026, Nyxoah SA (the “Company”) announced that John Landry, who currently serves as the Company’s Chief Financial Officer, will step down from his role effective as of October 2, 2026.

On September 21, 2026, the Company also announced the appointment of Loic Moreau, the Company’s President International and Former Chief Financial Officer, as the Company’s Interim Chief Financial Officer, effective as of October 2, 2026. Mr. Moreau has served as the Company’s President International since November 2024 and previously served as the Company’s Chief Financial Officer from January 2022 to November 2024. From 2009 through 2021, Mr. Moreau held various senior roles at GlaxoSmithKline plc. (“GSK”), including roles in Mergers and Acquisitions, Corporate Development and Country—Chief Financial Officer across different geographies. Prior to GSK, Mr. Moreau built his career at Ernst & Young Global Limited (External Audit) and PricewaterhouseCoopers (Corporate Finance). Mr. Moreau holds an Executive Master from the École Supérieure des Sciences Commerciales d’Angers School of Management, France, and a Master of Finance from Solvay University, Belgium.

The information included under the heading “Chief Financial Officer Transition” of this report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-261233, 333-269410, 333-283103, 333-285960 and 333-294644) and Form F-3 (Registration Number 333-285982) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Press Release

On September 21, 2026, the Company issued a press release announcing the Chief Financial Officer transition described above. A copy of the press release is attached hereto as Exhibit 99.1.

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibits

99.1	Press Release, dated September 21, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYXOAH SA

Date: September 22, 2026	By:	/s/ Olivier Taelman
	Name:	Olivier Taelman
	Title:	Chief Executive Officer